Room 4561

August 7, 2006

Bruce R. Chizen
Chief Executive Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended December 2, 2005**
> **Filed February 8, 2005**
> **File no. 0-15175**

Dear Mr. Chizen:

We have reviewed your response letter dated July 11, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11. Stockholders' Equity, page 91

Stock Repurchase Program I – On-going dilution Coverage

1.   We note your response to prior comment no. 1 where you indicate that including the entire balance paid to a financial institution in the treasury stock line item within equity adequately reflects the nature of the balance. We further note from your proposed disclosure you plan to include in Form 10-K for the period ended June 2, 2006. In future filings, disclose the following to assist investors in

understanding stock repurchase arrangements and the impact on earnings per share:

- the business reasons for entering into prepaid stock repurchase programs with the financial institutions (e.g.. why would the Company forgo the return on monies advanced as opposed to retaining the funds and purchasing the shares in the open market);
- the structure for fees paid to financial institutions and whether the amounts advanced impact those fees;
- the specific intervals over which financial institutions agree to deliver shares (i.e. monthly, quarterly, etc.);
- the parameters used to determine amounts purchased during specific intervals (i.e. dollar amount, number of shares, etc.); and
- the amount of stock purchased during the reporting periods.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief